SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ANDREA ELECTRONICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

034393108

(CUSIP Number)

Douglas J. Andrea

65 Orville Drive, Bohemia, New York 11716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 034393108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Douglas J. Andrea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 244,700 (1)
8 SHARED VOTING POWER 16,314 (2)
9 SOLE DISPOSITIVE POWER 244,700 (1)
10 SHARED DISPOSITIVE POWER 16,314 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,185,014 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.9% (4)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 4,924,000 shares subject to options.
(2)	Mr. Andrea may be deemed to be the beneficial owner of 12,438 shares owned by Mr. Andrea’s spouse and 3,876 shares owned by Mr. Andrea’s daughter.
(3)	Includes 4,924,000 shares subject to options.
(4)	Based on 60,978,373 shares of Company common stock outstanding on May 11, 2009, plus the 4,924,000 shares that may be acquired by Mr. Andrea within 60 days of June 2, 2009.

Item 3.	Source and Amount of Funds or Other Consideration

The increase in Mr. Andrea’s beneficial ownership was due to the vesting on August 1, 2009 of 1,334,000 shares subject to options, which are exercisable within 60 days of June 2, 2009. In addition, since the reporting person’s initial Schedule 13D filing, 100,000 shares subject to options expired pursuant to their terms.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Andrea beneficially owns 5,185,014 common shares, including 4,924,000 shares that may be acquired by Mr. Andrea within 60 days of June 2, 2009, representing 7.9% of the 60,978,373 issued and outstanding shares of the Company’s common stock as of May 11, 2009. Pursuant to Rule 13d-3, the 4,924,000 shares that may be acquired by Mr. Andrea within 60 days of June 2, 2009 are also deemed to be outstanding for purposes of computing the percentage of outstanding shares of the Company’s common stock owned by Mr. Andrea.

Item 6.	Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Mr. Andrea currently has the following stock options granted pursuant to the issuer’s stock option plans:

Date of Option Grant	Number of Shares	Exercise Price	Option Plan	Portion Vested (1)		Expiration Date
08/17/1999	50,000	$5.375	1998	Fully Vested		8/17/2009
04/14/2000	75,000	$6.875	1998	Fully Vested		4/14/2010
08/01/2000	50,000	$6.000	1991	Fully Vested		8/01/2010
01/31/2002	250,000	$0.690	1998	Fully Vested		1/31/2012
06/14/2004	400,000	$0.130	1998	Fully Vested		6/14/2014
08/04/2004	250,000	$0.100	1998	Fully Vested		8/04/2014
08/04/2005	250,000	$0.040	1998	Fully Vested		8/04/2015
08/10/2005	600,000	$0.050	1998	Fully Vested		8/10/2015
11/02/2006	1,000,000	$0.120	1998	Fully Vested		11/02/2016
11/16/2006	1,000,000	$0.120	2006	Fully Vested		11/16/2016
09/12/2007	1,000,000	$0.110	2006	333,000	(2)	9/12/2017
08/08/2008	2,000,000	$0.040	2006	666,000	(3)	8/08/2018
08/08/2008	1,000,000	$0.040	2006	None	(4)	8/08/2018

(1)	Includes amount vested within 60 days of June 2, 2009.
(2)	The stock options vest 33.3% on the first anniversary of the Date of Grant, 33.3% on the second anniversary of the Date of Grant and 33.4% on the third anniversary of the Date of Grant, which was September 12, 2007.
(3)	The stock options vest 33.3% on August 1, 2009, 33.3% on August 1, 2010 and 33.4% on August 1, 2011.
(4)	The stock options vest 33.3% on August 1, 2010, 33.3% on August 1, 2011 and 33.4% on August 1, 2012.

Item 7.	Material to be Filed as Exhibits

(1)	1991 Performance Equity Plan, as amended, incorporated herein by reference to Exhibit 4 of the Registrant’s Registration Statement on Form S-8, No. 333-45421, filed February 2, 1998.

(2)	1998 Stock Plan of the Registrant, as amended, incorporated herein by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-8, No. 333-82375, filed July 7, 1999.

(3)	2006 Equity Compensation Plan of the Registrant, incorporated herein by reference to Appendix A of the Registrant’s Schedule 14A filed on October 17, 2006.

(4)	Form of Option Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2009	By:	/s/ Douglas J. Andrea
Douglas J. Andrea